VIA EDGAR

April 30, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE (Mail Stop 3561)

Washington, D.C. 20549

Attn.:	Mr. Lyn Shenk Branch Chief

RE:	The Mosaic Company Form 10-K/T for the Transition Period from June 1, 2013 to December 31, 2013 Filed on February 18, 2014 Schedule 14A Filed on April 2, 2014 File No. 001-32327

Dear Mr. Shenk:

This letter contains the responses of The Mosaic Company (sometimes referred to as “we”, “us” or the “Company”) to your letter dated April 21, 2014. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.

Form 10-K/T for the Transition Period from June 1, 2013 to December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page F-24

Operating Activities, page F-26

1.	Please quantify each factor cited as a cause for a variance in operating cash flows so that investors may understand the magnitude and relative impact of each. In this regard, clarify the direct impact that the factor has on operating cash flow. For example, the impact of the referenced net earnings, which is accrual based, may not be readily apparent.

Response:

In future filings we will quantify each significant factor cited as a cause for a variance in operating cash flows, and clarify the direct impact each factor has on operating cash flow. An example is provided below from our Form 10-KT for the Transition Period, with additions to the current disclosure italicized and deletions noted with a strikethrough:

Sources and Uses of Cash

Operating Activities

Net cash flow from operating activities has provided us with a significant source of liquidity. For the seven months ended December 31, 2013, net cash provided by operating activities was $889.4 million, compared to $742.9 million in the same period of the prior year. During the Stub Period, results of operations, after non-cash adjustments to net earnings, contributed $924.5 million to cash flows from operating activities. This contribution was ~~operating cash flow was primarily generated by net earnings,~~ partially offset by the effect of changes in working capital, including a decrease in accounts receivable and inventories and decreases in accounts payable and accrued liabilities as discussed below.

The decrease in accounts receivable of $404.1 million is primarily due to high accounts receivable at May 31, 2013 due to sales in May 2013 occurring later in the month as a result of a late spring sale and application season in North America due to a wet spring which resulted in a corresponding shift in collections to the Stub Period. The decrease in inventories of $30.8 million in the Stub Period is primarily due to strong sales volumes of our phosphates products in December 2013 and the lower cost of raw materials used in our phosphates products, as discussed further in the Phosphates Net Sales and Gross Margin section.

The decrease in accounts payable of $100.6 million was primarily due to a decline in the cost of raw material purchases in our Phosphates segment, as discussed further in the Phosphates Net Sales and Gross Margin section, combined with a decrease in payables for construction in progress for the Stub Period. The ~~change~~ decrease in accrued liabilities of $223.5 million also contributed to the change in working capital as we shipped product against our customer prepayments in Brazil, which were high at May 31, 2013.

Schedule 14A

2.	We note that you described item 2 on your proxy card as “A non-binding advisory vote on executive compensation (“Say-on-Pay).” It does not appear that this description is consistent with Exchange Act Rule 14a-21’s requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Please confirm that in the future you will revise your description of this advisory vote on your proxy card accordingly. For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Response:

In the future, the description on our proxy card of the advisory vote to approve the compensation paid to our named executive officers will conform to Exchange Act Rule 14a-21’s requirement for shareholders to be given an advisory vote to approve the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 763/577-2829, or email me at Tony.Brausen@mosaicco.com.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen
Senior Vice President - Finance and Chief Accounting Officer

cc:	James T. Prokopanko, President and Chief Executive Officer, The Mosaic Company

Lawrence W. Stranghoener, Executive Vice President and Chief Financial Officer, The Mosaic Company

Aamira Chaudhry, Division of Corporation Finance

Doug Jones, Division of Corporation Finance

Nolan McWilliams, Division of Corporation Finance

Lauren Nguyen, Division of Corporation Finance